Afya Announces a $150 Million Investment from the SoftBank Latin America Fund

Nova Lima, Brazil, April 26, 2021 -- Afya Limited, or Afya (Nasdaq: AFYA), the largest medical education group in Brazil, today announced that the SoftBank Latin America Fund (“Softbank”) has agreed to purchase R$822 million, equivalent to $150 million, of Afya’s Series A perpetual convertible preferred shares set forth on the Certificate of Designations, subject to customary closing conditions.

In addition, Crescera Educacional II Fundo de Investimento em Participações Multiestratégia and the Esteves Family have agreed to sell 2,270,208 Class A common shares to SoftBank. In connection with such sale, Paulo Passoni from Softbank will be appointed as a board member of Afya within the next 30 days.

Softbank and its affiliates will beneficially own approximately 8.4% of the total shares of the company (on an as-converted basis for the Series A perpetual convertible preferred shares).

“We are excited to welcome SoftBank’s investment, which will allow us to significantly accelerate our growth and reinforce our digital health strategy” said Virgilio Gibbon, CEO of Afya. “This investment will assist us in our mission to become the reference partner of physicians through their journey, either through rewarding lifelong learning experiences or digital tools that support their daily practices.”

The company intends to use the proceeds to fund future acquisitions and investments in complementary businesses, products or technologies.

Softbank is a natural partner for Afya given its demonstrated interest in the health technology market through its 2020 investment in iClinic, a SaaS model physician-focused technology company that is the leading provider of medical practice management software in Brazil. Converging interests resulted in the fact that, today, iClinic is wholly owned by Afya.

“Medical education and healthcare digital services in Brazil are experiencing tremendous growth, and Afya is well-positioned for continued leadership,” said Paulo Passoni, Managing Partner at the SoftBank Latin America Fund. “We have been impressed with Afya’s footprint in this sector and are thrilled to partner with them through this high growth and transformative period in medical education and health digital services in Brazil.”

BofA Securities acted as Capital Markets Advisor to Afya on the transaction.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br